Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated July 8, 2011 in connection with their beneficial ownership of Park Sterling Corp. Each of Columbia Marsico 21st Century Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
Wade M. Voigt
Director — Fund Administration

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer

Columbia Funds Series Trust, on behalf of its series Columbia Marsico 21st Century Fund
By:	/s/ Scott R. Plummer
Scott R. Plummer
General Counsel